NEWS RELEASE

TSX Trading Symbol: BZA

NEWS RELEASE CORRECTION
AMERICAN BONANZA INTERSECTS 24.6 METRES OF 2.4 G/T AT GOLD BAR, NEVADA

December 1, 2005 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) would like to announce a correction to its November 30, 2005 press release. The final interval of drill hole BZGB-8 should read from 655 feet to 665 feet and is corrected in the table below.

Phase 1 drilling was completed at the company’s 95% owned Gold Bar property on the southern half of the Cortez Trend in Nevada. The drilling has resulted in the significant expansion of the known Mill Site gold mineralization to the north and east.

The Gold Bar property is located on the prolific Battle Mountain/ Eureka mineral belt 28 miles southeast of the Placer Dome’s (over) 10 million ounce Cortez Hills/ Pediment discovery and 11 miles south of the Tonkin Springs Gold Mine owned by US Gold Corp. The Gold Bar mineralization is controlled by the same large scale structure as the Cortez and Tonkin Springs gold deposits.

Mineralization is hosted in the Devonian Denay Formation, the same host as the original Gold Bar Pit. Mining from 1987 to 1994 at the Gold Bar Mine complex resulted in a total of 485,000 ounces being produced by Atlas Precious Metals Inc., the majority of which was produced from the main Gold Bar pit only 400 meters from the current drilling campaign. A total of 1438 meters (4719 feet) of drilling was completed in 7 drill holes with gold mineralization encountered in six of the holes drilled.

The most significant intercepts includes a 24.6 meter zone grading 2.4 g/t gold in drill hole number BZGB-8 and 9.2 meter zone grading 1.6 g/t gold in drill hole number BZGB-7. BZGB-8 was drilled off the main mineralizing trend to follow up a possible splay or parallel zone and was terminated in gold mineralization. With this successful phase of drilling complete and mineralization now open to the north and east of hole BZGB-8, Bonanza is currently planning a follow up drilling program in early 2006, to determine the size potential of this newly discovered zone.

The following table is a summary of assay results for Phase 1 drilling:

Hole ID	TD (ft)	Azimuth	Inc	From – To (ft)	Gold (opt)	Intercept (m)	Gold (g/t)
BZGB-2	500	270	-70	380-395	0.019	4.6	0.6
And				405-410	0.030	1.5	1.0
BZGB-3	500	vert	No gold mineralization encountered
BZGB-4	755	vert		630-725	0.017	29.2	0.6
BZGB-5	790	vert		720-725	0.023	1.5	0.8
BZGB-6	740	vert		595-600	0.025	1.5	0.8
BZGB-7	735	90	-83	690-720	0.046	9.2	1.6
And				725-730	0.026	1.5	0.9
BZGB-8	699	vert		580-600	0.019	6.2	0.6
And				615-695	0.071	24.6	2.4
Including				620-645	0.107	7.8	3.7
Including				655-665	0.119	3.1	4.1

* Lower Plate stratigraphy is flat to gently dipping. Mineralization is thought to be true thickness.

About Bonanza

Bonanza is gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Pre-Feasibility stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.3 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

DETAILED INFORMATION
Reverse circulation drilling services were provided by international drilling contractors: Diversified Drilling Co. of Missoula, Montana. Drill bit size equaled 5 ½ inches in diameter. The drilling, assaying and contents of this news release were conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101. American Assay Laboratories (AAL) in Sparks, Nevada picked up the samples from secure storage. AAL is ISO /IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP). Drill cuttings were dried, crushed to –10 mesh, rotary split to 1,000 grams, pulverized to –150 mesh, split to 350 gram pulps, fire assayed for gold and silver using 1-assay ton fire assay with gravimetric finish. A total of 581 drill samples were sent for assay. 49 internal check samples were preformed by AAL. Samples greater than 0.100 opt, drill rig duplicates, standards, and blanks were submitted to additional labs for verification. A total of 22 duplicate, standard and blank assays were completed. Samples greater than 0.100 opt are currently in progress.

Check assays were submitted to BSI-Inspectorate, Sparks, NV and Chemex Labs, Sparks, NV for 1-assay ton gold analysis. Both labs are ISO 9002 certified. AAL or Bonanza personnel delivered the samples to the check labs.

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call or write:

Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free 877-366-4464